                                                                     Exhibit 24

              IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


--------------------------------------------X
WILLIAM STEINER,                            :
                                            :
               Plaintiff,                   :
                                            :
          -against-                         :
                                            :
CBI INDUSTRIES, INC., G.L. SCHUEPPERT,      :      C.A. No. 13940
H. CLARK, JR., E.J. MOONEY, JR., R.J.       :
DAY, L.E. AKIN, J.E. JONES, R.J.            :
DANIELS, W.N. CALDWELL, J.T. HORTON,        :
R.G. WALLACE, STEPHANIE P. MARSHALL,        :
G.E. MacDOUGAL, J.F. RIORDAN and            :
R.T. STEWART,                               :
                                            :
               Defendants.                  :
--------------------------------------------X

                               NOTICE OF MOTION
                               ----------------

TO:     Jesse Finkelstein, Esquire
        Richards, Layton & Finger
        One Rodney Square
        Wilmington, DE  19801


        PLEASE TAKE NOTICE that the within Motion will be presented at the earliest time convenient to the Court and counsel.

                                ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                           By:     /s/ JOSEPH A. ROSENTHAL
                                ------------------------------------------
                                Joseph A. Rosenthal
                                First Federal Plaza, Suite 214
                                P.O. Box 1070
                                Wilmington, DE  19899-1070
                                (302) 656-4433
                                Attorneys for Plaintiff

              IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY




--------------------------------------------X
WILLIAM STEINER,                            :
                                            :
               Plaintiff,                   :
                                            :
          -against-                         :
                                            :
CBI INDUSTRIES, INC., G.L. SCHUEPPERT,      :          C.A. No. 13940
H. CLARK, JR., E.J. MOONEY, JR., R.J.       :
DAY, L.E. AKIN, J.E. JONES, R.J.            :
DANIELS, W.N. CALDWELL, J.T. HORTON,        :
R.G. WALLACE, STEPHANIE P. MARSHALL,        :
G.E. MacDOUGAL, J.F. RIORDAN and            :
R.T. STEWART,                               :
                                            :
               Defendants.                  :
--------------------------------------------X

                                    MOTION
                                    ------

        Plaintiff moves for leave to file an amended complaint in the form attached hereto as Exhibit A. The grounds for this motion are that the amended complaint contains allegations concerning events which have taken place since this action was filed in December 1994.

        In compliance with Rule 15(aa), plaintiff avers that the within amended complaint is in full substitution for the complaint heretofore filed on December 22, 1994.

                                ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                           By:     /s/ JOSEPH A. ROSENTHAL
                                ------------------------------------------
                                Joseph A. Rosenthal
                                First Federal Plaza, Suite 214
                                P.O. Box 1070
                                Wilmington, DE  19899-1070
                                (302) 656-4433
                                Attorneys for Plaintiff

              IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


--------------------------------------------X
WILLIAM STEINER, on behalf of himself       :
and all others similarly situated,          :
                                            :          Civil Action
              Plaintiffs,                   :          No. 13940
                                            :
          -against-                         :          AMENDED
                                            :          CLASS ACTION
CBI INDUSTRIES, INC., G.L. SCHUEPPERT,      :          COMPLAINT
H. CLARK, JR., E.J. MOONEY, JR., R.J.       :          ------------
DAY, L.E. AKIN, J.E. JONES, R.J.            :
DANIELS, W.N. CALDWELL, J.T. HORTON,        :
R.G. WALLACE, STEPHANIE P. MARSHALL,        :
G.E. MacDOUGAL, J.F. RIORDAN and            :
R.T. STEWART,                               :
                                            :
               Defendants.                  :
--------------------------------------------X


        Plaintiff, by and through his attorneys, alleges as follows:

        1. Plaintiff brings this action as a class action on behalf of himself and all other shareholders of CBI Industries, Inc. ("CBI" or the "Company") who are similarly situated, to void and enjoin defendants' efforts to entrench themselves and solidify their control of CBI and thwart any takeover of the Company by, among other things, increasing the Company's anti-takeover devices, such as its poison pill or shareholder rights plan, described below, and/or refusing to rescind such antitakeover devices despite the existence of a value maximizing offer.

        2. Defendants' actions represent an effort by the individual defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

        3. The individual defendants are abusing their fiduciary positions of control over CBI to thwart Praxair, Inc.'s ("Praxair") legitimate attempts to acquire the Company, to prevent CBI's shareholders from receiving and/or acting upon bona fide offers for the Company, and are seeking to use corporate resources to entrench themselves in the management of the Company. The actions of the individual defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over that of the public shareholders, and to respond reasonably to offers for CBI.


                                   PARTIES
                                   -------

        4. Plaintiff is the owner of CBI common stock, and has owned such stock at all times relevant herein.

        5. CBI is a holding company which, through numerous operating subsidiaries, operates in three basic areas: contracting services, industrial gases and investments. In recent time, the Company's industrial gases area, organized under the Liquid Carbonic Industries Corporation ("Liquid Carbonic") subsidiary, has contributed nearly 90% of CBI's pre-tax income.

        6. The individually named defendants are members of the CBI Board of Directors. The following defendants are also officers and thus inside directors of CBI:

            (a) Defendant J.E. Jones ("Jones") is the chairman of CBI's Board of Directors, president, and chief executive officer. For the year ended December 31, 1993, Jones earned a salary of $530,000, a bonus of $77,000, and restricted stock awards of $515,250.

            (b) Defendant L.E. Akin ("Akin") is an executive vice president, and the president of CBI subsidiary, Chicago Bridge & Iron Company (the main corporation under which the Company's contracting services area is organized). For the year ended December 31, 1993, Akin earned a salary of $290,000, a bonus of $35,000, and restricted stock awards of $200,375.

            (c) Defendant R.J. Daniels ("Daniels") is an executive vice president, and president of Liquid Carbonic. For the year ended December 31, 1993, Daniels earned a salary of $265,000, a bonus of $43,515 and a restricted stock award of $171,750.

            (d) Defendant G.L. Schueppert ("Schueppert") is an executive vice president, and the Company's chief financial officer. For the year ended December 31, 1993, Schueppert earned a salary of $305,000, a bonus of $35,000, and a restricted stock award of $160,875.

The remaining defendants are outside or non-officer directors of the Company.

        7. By virtue of the individual defendants' positions as directors and/or officers of the Company, the defendants were and are in a fiduciary relationship with plaintiff and the other public stockholders of the Company and owe to plaintiff and the other members of the Class the highest obligations of good faith and fair dealing.


                           CLASS ACTION ALLEGATIONS
                           ------------------------

        8. Plaintiff brings this action for injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery and on behalf of all common stockholders of CBI (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are bring deprived of the opportunity to maximize the value of their CBI shares by the wrongful acts of the individual defendants described herein ("Class").

        9. This action is properly maintainable as a class action for the following reasons:

            (a) The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are more than 37 million common shares of CBI outstanding, owned by thousands of stockholders of record. Members of the class are disbursed throughout the United States.

           (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owned by them to plaintiff and members of the Class by reason of their efforts to entrench themselves in office, protect the interests of other firms with which they are affiliated and prevent CBI public stockholders from maximizing the value of their holdings.

           (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

           (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation in this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

           (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

             (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or other equitable relief with respect to the Class as a whole.


                              FACTUAL BACKGROUND
                              ------------------

        10. CBI is a company with operating subsidiaries in three areas: contracting services, industrial gases and investments. The Company's industrial gases segment, which is organized under Liquid Carbonic, is the world's largest supplier of carbon dioxide, and makes and markets other gases for industrial, medical and specialty applications. In 1993, it was the Company's most profitable division of the Company, and currently contributes approximately 90% of the Company's pre-tax revenue.

        11. Liquid Carbonic will likely be the greatest contributor to CBI's revenues in the future as well. In November 1994, for instance, CBI announced that its contracting services area's gross profit and income from operation in the 1994 third quarter were hurt in the United States by narrowing margins, mainly due to the continuing slow pace of capital spending for new or replacement vessels for the refining, chemical, and pulp and paper industries.

        12. Nonetheless, the individual defendants have done nothing to maximize shareholder value, and to enable CBI's shareholders to realize the value of Liquid Carbonics. Instead, they have taken steps to entrench themselves and to maintain their control over all of the three areas of CBI's business.


Airgas' 1994 Offer
------------------

        13. Since as early as November, 1994 the individual defendants knew that, based on the value of Liquid Carbonics, as well as the other aspects of CBI's business, the Company presented itself as an outstanding merger target for potential bidders. It was confirmed that the Company was "in play" when, at or about that time, Airgas made an offer for the Company.

        14. On December 20, 1994, CBI first publicly announced that sometime in early November, Airgas Inc. ("Airgas"), a fast growing distributor of industrial, medical and specialty gases, had made an unsolicited offer in which it proposed the spin-off, in the form of a dividend to CBI shareholders of the Contracting Segment and Investment Segment of its business, as new companies on a debt-free basis, and the merger of CBI, which would then just own Liquid Carbonic, with Airgas. In the merger, CBI shareholders would receive 19 million shares of Airgas, representing approximately 35% of the Airgas shares to be outstanding after the merger (the "Airgas Merger Proposal").

        15. The Airgas Merger Proposal was projected to enable CBI shareholders to realize the value inherent in their ownership of Liquid Carbonic, while still maintaining their shares and thus the ability to obtain any future accretion in the value of such shares.

        16. As an alternative transaction, Airgas offered to purchase Liquid Carbonics outright for cash of $1.45 billion (which is greater than the total market capitalization of CBI), part of which would include the assumption of CBI's over $770 million in debt. This alternative would again enable CBI's shareholders to realize immediate value from their ownership of Liquid Carbonic, and would also increase the value of the Contracting and Investment segments by reducing CBI's debt.


CBI's Rejection Of The Airgas
Proposal and Amendment Of Its
Shareholder Rights Plan

        17. Despite the obvious advantages to CBI shareholders of either of these two proposals, CBI's Board of Directors, allegedly after consideration and consultation with its financial advisors, Lehman Brothers Inc. and Lynch & Co., and in a desire to keep CBI independent so that they could entrench themselves, rejected the offers as inadequate.

        18. Thereafter, Airgas filed under the Hart-Scott-Rodino Act for the purpose of allowing it to purchase up to 15% of CBI's common stock through open market or privately negotiated purchases.

        19. In response to the obvious takeover attempts by Airgas, and the realization that CBI was now "in play", CBI's Board of Directors authorized an amendment to CBI's shareholders rights plan, which significantly lowers the ownership level required to trigger a distribution of the Rights under the Plan from 20% to 10%, making a hostile bid for the Company prohibitively expensive.

        20. After giving effect to the amendment, the Plan provides that if a person or group acquires 10% or more of the outstanding CBI common shares, each Right will entitle its holder, other than the person or group which has acquired the share, to purchase common shares of CBI having a market value equal to twice the exercise price of each right.

        21. In January, 1995, after its proposal was rejected, Airgas dropped its merger proposal to CBI.

Praxair's October 29, 1995
Merger Proposal To CBI

        22. Praxair is the largest supplier of industrial gases in North and South America and one of the three largest industrial gas suppliers in the world. Using air as its base raw material, Praxair produces oxygen, nitrogen and argon through several air separation processes.

        23. In approximately June, 1995, Praxair approached CBI in connection with a potential combination of Praxair and CBI whereby the two companies would be merged together. After approximately six months of negotiations between Praxair and CBI, CBI, on October 20, 1995, broke off negotiations.

        24. As a result of CBI's determination not to seek a combination with Praxair, on October 29, 1995 Praxair announced that it intended to commence a cash or stock tender offer for all the outstanding shares of CBI at $32 per share -- a transaction which has an estimated worth of approximately $2.1 billion.

        25. Rather than negotiating in good faith with Praxair, to obatin the best possible price for CBI's shareholders, the Individual Defendants have stated that they will "review the Praxair proposal in due course."

        26. They have not, however, rescinded the poison pill. CBI's poison pill has the effect of entrenching the Individual Defendants in control of CBI, but the Individual Defendants have refused to rescind, waive or otherwise abolish the terms of the CBI poison pill.

        27. Praxair's tender offer will be for 100% of CBI's outstanding stock which, in turn, will invoke the poison pill. This will make Praxair's tender offer prohibitively expensive and may well discourage Praxair from continuing its tender offer.

        28. Defendants' failure to rescind, waive or otherwise abolish the terms of the poison pill, the failure to ease CBI's anti-takeover provisions, or to otherwise negotiate with Praxair in good faith, constitutes a breach of defendants' fiduciary duties owed to plaintiff and other members of the Class. It will have the effect of making the Praxair proposal cost-prohibitive, and therefore may discourage Praxair from going forward with a tender offer -- the primary alternative which would enable CBI shareholderss to maximize the value of their equity holdings.

        29. At all times herein, defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders and to make corporate decisions in good faith. The actions of the Individual Defendants in maintaining and refusing to waive or otherwise rescind the poison pill or to negotiate in good faith were fundamentally motivated to further their own self-interests and objectives, and correspondingly preserve and protect their emoluments and positions in the Company, all in violation of their fiduciary duties and to the detriment of the shareholders of the Company.

        30. The Individual Defendants' entrenchment motives are evidenced by, inter alia, the following:

             (a) Through the maintenance of the poison pill, and defendants' failure to waive its terms, defendants have erected a virtually insurmountable barrier to persons who may wish to acquire CBI, obtain control or take steps to maximize shareholder value, and are thereby attempting to entrench themselves in their positions of control and improperly advance their own personal agenda at the expense of CBI's public stockholders;

             (b) In reality, the poison pill provisions are designed to prevent unsolicited takeovers from succeeding. Defendants' inaction concerning the waiver or rescission of the poison pill is indicative of their true motives and objectives; and

             (c) Defendants' efforts to increase CBI's anti-takeover devices when confronted with the Airgas Merger Proposal and to continue the anti-takeover devices knowing that the Company was the target of a potential offer by Praxair.

        31. In increasing CBI's anti-takeover devices, and failing to waive or rescind the poison pill, the Individual Defendants have acted to manipulate the corporate machinery of CBI, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's common stockholders. By maintaining the poison pill and increasing the Company's anti-takeover devices, the Individual Defendants have restrained and impaired the ability of CBI's stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The poison pill, inter alia, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions.

        32. As a result of the foregoing, the Individual Defendants have breached and/or aided and abetted breaches and/or aided and abetted breaches of fiduciary duties owed to CBI and its stockholders.

        33. Unless enjoined by this Court, defendants will breach their fiduciary duties owed to plaintiff and the other members of the Class and may benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

        34. Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

             (a)  declaring this to be a proper class action;

             (b) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                (i) rescind the "poison pill" and any other takeover devices which would hinder Praxair's hostile offer;

                (ii) negotiate in good faith with Praxair to obtain the greatest possible value for CBI's shareholders;

                (iii) undertake an appropriate evaluation of alternatives designed to maximize value for CBI's public stockholders;

                (iv) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligations to public stockholders or, if such conflicts exist, ensure that all the conflicts would be resolved in the best interests of CBI's public stockholders; and

           (c) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

           (d) awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

             (e) granting such other and further relief as this Court may deem to be just and proper.

Dated: October 30, 1995

                                               ROSENTHAL, MONHAIT, GROSS
                                                  & GODDESS, P.A.


                                           By:
                                              -----------------------------

                                              First Federal Plaza
                                              P.O. Box 1070
                                              Wilmington, Delaware  19899
                                              (302) 656-4433

                                              Attorneys for Plaintiff


OF COUNSEL:

GOODKIND LABATON RUDOFF
   & SUCHAROW, LLP
100 Park Avenue
New York, NY  10017-5563
(212) 907-0700

                            CERTIFICATE OF SERVICE


        I, Joseph A. Rosenthal, do hereby certify on this 30th day of October, 1995, that I caused two copies of the foregoing Notice of Motion and Motion to be served by hand delivery upon:




                          JESSE FINKELSTEIN, ESQUIRE
                          RICHARDS, LAYTON & FINGER
                          ONE RODNEY SQUARE
                          WILMINGTON, DE  19801




                                         /s/ JOSEPH A. ROSENTHAL
                                         -------------------------------
                                             Joseph A. Rosenthal




                                    - 3 -